Subject to Completion, dated January 9, 2014

PROSPECTUS



Columbia Pipeline Partners LP

40,000,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of common units representing limited partner interests of Columbia Pipeline Partners LP. We were formed by NiSource Inc. and, prior to this offering, there has been no public market for our common units. We are offering common units in this offering. We currently expect the initial public offering price to be between $19.00 and $21.00 per common unit. We have applied to list our common units on the New York Stock Exchange under the symbol "CPPL."

Investing in our common units involves risks. Please read "Risk Factors" beginning on page 26.

These risks include the following:

- We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.
- On a pro forma basis we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all units for the year ended December 31, 2013 and for the twelve-month period ended September 30, 2014, with shortfalls on our subordinated units of $11.9 million for the year ended December 31, 2013 and $7.1 million for the twelve-month period ended September 30, 2014.
- CPG OpCo LP ("Columbia OpCo"), a partnership between Columbia Energy Group ("CEG") and us, will be a restricted subsidiary and a guarantor under the credit facility of Columbia Pipeline Group, Inc. ("HoldCo") and, if requested by HoldCo, will guarantee future HoldCo indebtedness. Such indebtedness could limit Columbia OpCo's ability to take certain actions, including incurring indebtedness, making acquisitions and capital expenditures and making distributions to us, which could adversely affect our business, financial condition, results of operations, ability to make distributions to unitholders and value of our common units.
- Our sponsor owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including our sponsor, have limited duties and may have conflicts of interest with us, and they may favor their own interests to our detriment and that of our unitholders.
- Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.
- Unitholders will experience immediate and substantial dilution of $9.19 per common unit.
- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.
- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.
- Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

In order to comply with applicable Federal Energy Regulatory Commission (the "FERC") rate-making policies, we require an owner of our common units to be an Eligible Holder. Eligible Holders are limited partners or types of limited partners whose, or whose owners', U.S. federal income tax status does not, in the determination of our general partner, create or is not reasonably likely to create substantial risk of an adverse effect on the rates that can be charged by us on assets that are subject to regulation by FERC or a similar regulatory body, as determined by our general partner with the advice of counsel. If you are not an Eligible Holder, you will not be entitled to receive distributions or allocations of income or loss on your common units and your common units will be subject to redemption.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Columbia Pipeline Partners LP (before expenses)	$	$

(1) Excludes an aggregate structuring fee payable to Barclays Capital Inc. and Citigroup Global Markets Inc. that is equal to 0.5% of the gross proceeds of this offering, or approximately $. Please read "Underwriting." The structuring fee will be paid to Barclays Capital Inc. and Citigroup Global Markets Inc. from the gross proceeds of this offering. Please read "Use of Proceeds."

The underwriters may purchase up to an additional 6,000,000 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about   , 2015 through the book-entry facilities of The Depository Trust Company.

Joint Book-Runners

Barclays	**Citigroup**	**BofA Merrill Lynch**

Goldman, Sachs & Co.	**J.P. Morgan**	**Morgan Stanley**	**Wells Fargo Securities**

Co-Managers

BNP PARIBAS	**Credit Suisse**	**RBC Capital Markets**	**Fifth Third Securities**

KeyBanc Capital Markets	**MUFG**	**Mizuho Securities**	**Scotiabank / Howard Weil**	**Huntington Investment Company**

Prospectus dated   , 2015

- Unitholders will experience immediate and substantial dilution of $9.19 per common unit.

- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

- Unitholders may have liability to repay distributions that were wrongfully distributed to them.

- If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Tax Risk Factors to Common Unitholders

- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service ("IRS") were to treat us as a corporation for federal income tax purposes, or we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

- The tax treatment of publicly traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes or differing interpretations, possibly applied on a retroactive basis.

- Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, CPP GP LLC, a wholly owned subsidiary of CEG. As a result of owning our general partner, our sponsor will have the right to appoint all of the members of the board of directors of our general partner, including at least three directors meeting the independence standards established by the New York Stock Exchange ("NYSE"). At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read "Management."

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a contractual duty to manage us in a manner that it believes is not adverse to our interest. However, the officers and directors of our general partner have fiduciary duties to manage our general partner in a manner beneficial to our sponsor, the owner of our general partner. As a result, conflicts of interest may arise in the future between us or our unitholders, on the one hand, and our sponsor and our general partner, on the other hand.

Our partnership agreement limits the liability of and replaces the fiduciary duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of fiduciary or other duties by our general partner or its directors or officers. Our partnership agreement permits the board of directors of our general partner to form a conflicts committee of independent directors and to submit to that committee matters that the board believes may involve conflicts of interest. Any matters approved by the conflicts committee will be conclusively deemed to be such other court) in connection with any such claims, suits, actions or proceedings. These provisions may have the effect of discouraging lawsuits against us and our general partner's directors and officers. For additional information about the exclusive forum provision of our partnership agreement and the potential obligation to reimburse us for all fees, costs and expenses incurred in connection with claims, suits, actions or proceedings initiated by a unitholder that are not successful, please read "The Partnership Agreement—Applicable Law; Forum, Venue and Exclusive Jurisdiction; Reimbursement of Litigation Costs."

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Compared to the holders of common stock in a corporation, unitholders have limited voting rights and, therefore, limited ability to influence management's decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by our sponsor, as a result of it owning our general partner, and not by our unitholders. Please read "Management—Management of Columbia Pipeline Partners LP" and "Certain Relationships and Related Party Transactions." Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66⅔% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, our sponsor will own an aggregate of 58.6% of our common and subordinated units (or 55.1% of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide our sponsor the ability to prevent the removal of our general partner.

Unitholders will experience immediate and substantial dilution of $9.19 per common unit.

The assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $10.81 per common unit. Based on the assumed initial public offering price of $20.00 per common unit, unitholders will incur immediate and substantial dilution of $9.19 per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read "Dilution."

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the owner of our general partner to transfer its membership interests in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and executive officers of our general partner

CAPITALIZATION

The following table shows our capitalization as of September 30, 2014:

- on a historical basis for the Predecessor;

- on a historical basis for the Predecessor, as adjusted to reflect the removal of amounts related to Crossroads Pipeline Company, Columbia Pipeline Group Services Company and Central Kentucky Transmission Company that were included in the Predecessor but are not being contributed to the Partnership, as well as the inclusion of CNS Microwave, Inc., which was not part of the Predecessor; and

- on a pro forma basis to reflect the offering of our common units, the other transactions described under "Summary—Formation Transactions and Partnership Structure" and the application of the net proceeds from this offering as described under "Use of Proceeds."

This table is derived from, and should be read together with, the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Summary—Formation Transactions and Partnership Structure," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2014		
	Predecessor Historical	Predecessor Historical, As Adjusted	Pro Forma
	(in millions)		
Cash and cash equivalents	$ 0.4	$ 0.3	$ 255.3
Long-term debt—affiliated	$1,370.9	$1,370.9	$ 511.6
Parent net investment/partners' net equity			
Net parent investment	4,122.3	4,113.0	—
Accumulated other comprehensive loss	(16.9)	(17.0)	(17.0)
Common units—public[1]	—	—	755.0
Common units—CEG[1]	—	—	84.3
Subordinated units—CEG[1]	—	—	492.8
Noncontrolling interest[2]	—	—	5,378.6
Total parent net investment/partners' net equity	4,105.4	4,096.0	6,693.7
Total capitalization	$5,476.3	$5,466.9	$7,205.3

[1] Pro forma amounts reflect the capital attributable to our limited and general partners. Pro forma partners' net equity reflects an increase of $1,127.9 million to eliminate certain historical current and deferred income taxes that will not be borne by the Partnership and an increase of $1,214.8 million for the assumption of debt by CEG. Pro forma partners' net equity also assumes offering proceeds of $755.0 million, net of the underwriting discount, structuring fee and other expenses of the initial public offering of $36.0 million, $4.0 million and $5.0 million, respectively, all of which were allocated to the public common units. Pro forma partners' net equity further reflects an increase of $577.1 million for the initial contribution from CEG for an approximate 8.6% interest in Columbia OpCo. Pro forma partners' net equity also gives effect to a $500.0 million decrease in the Noncontrolling interest of Columbia OpCo for the distribution to CEG for the reimbursement of preformation capital expenditures.

[2] Reflects the noncontrolling interest held by CEG in Columbia OpCo.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of September 30, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value would have been approximately $691.0 million, or $9.19 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit...........................		$20.00
Predecessor historical as adjusted net tangible book value per common unit before the offering[1]	$7.09	
Increase in net tangible book value per common unit attributable to the offering......	3.72	
Less: Pro forma net tangible book value per common unit after the offering[2]........		10.81
Immediate dilution in net tangible book value per common unit to purchasers in the offering[3][4]		$ 9.19

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[1] Determined by dividing the predecessor historical as adjusted net tangible book value of the contributed assets and liabilities by the number of units (8,251,748 common units and 48,251,748 subordinated units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us.

[2] Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units (48,251,748 common units and 48,251,748 subordinated units) to be outstanding after the offering.

[3] Each $1.00 increase or decrease in the assumed public offering price of $20.00 per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $37.6 million, or approximately $0.39 per common unit, and dilution per common unit to investors in this offering by approximately $0.61 per common unit, after deducting the estimated underwriting discount, structuring fee and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed offering price to $21.00 per common unit, would result in a pro forma net tangible book value of approximately $1,099.7 million, or $11.40 per common unit, and dilution per common unit to investors in this offering would be $9.60 per common unit. Similarly, a decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed public offering price to $19.00 per common unit, would result in an pro forma net tangible book value of approximately $985.8 million, or $10.22 per common unit, and dilution per common unit to investors in this offering would be $8.78 per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

[4] Assumes no exercise of the underwriters' option to purchase additional common units from us. After giving effect to the full exercise of the underwriters' option to purchase 6,000,000 additional common units from us, the pro forma net tangible book value per common unit after the offering would be $11.92, resulting in an immediate dilution in net tangible book value to purchasers in the offering of $8.08 per common unit.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our sponsor and by the purchasers of our common units in this offering upon completion of the transactions contemplated by this prospectus.

	Units		Total Consideration	
	Number	Percent	Amount	Percent
			(in millions)	
CEG[1][2][3]	56,503,496	58.6%	$ 77.1	9.3%
Purchasers in the offering[4]	40,000,000	41.5%	$755.0	90.7%
Total	96,503,496	100.0%	$832.1	100.0%

[1] Upon the completion of the transactions contemplated by this prospectus, CEG will own 8,251,748 common units and all 48,251,748 of our subordinated units.

[2] The assets contributed by CEG will be recorded at historical cost. The pro forma book value of the consideration provided by CEG as of September 30, 2014 would have been approximately $577.1 million.

[3] Book value of the consideration provided by CEG, as of September 30, 2014, after giving effect to the net proceeds of the offering is as follows (in millions):

CEG's initial contribution to us of certain limited partner interests and all of the general partner interests in Columbia OpCo[i]	$577.1
Less:	
Distribution to CEG as a reimbursement of preformation capital expenditures[ii]	(500.0)
Total consideration	$ 77.1

    (i) Represents our proportionate limited partner interests in the historical carrying value of Columbia OpCo's net assets prior to this offering.

    (ii) The distribution to CEG will be made from Columbia OpCo to CEG. This distribution will not impact the controlling interest equity of the partnership.

[4] Assumes the underwriters' option to purchase additional common units is not exercised.

- in exchange for CEG's contribution, the issuance by the Partnership to CEG of 8,251,748 common units, all 48,251,748 subordinated units, and all of our incentive distribution rights;

- the use by the Partnership of $45.0 million of the proceeds from the offering to pay the underwriting discount, structuring fee and estimated offering expenses;

- the use by the Partnership of $755.0 million of proceeds from the offering to purchase from Columbia OpCo an additional approximate 6.0% limited partner interest in Columbia OpCo, resulting in the Partnership owning a 14.6% limited partner interest in Columbia OpCo;[1]

- the use by Columbia OpCo of $500 million of the proceeds it receives from us to make a distribution to CEG as a reimbursement of preformation capital expenditures with respect to the assets contributed to Columbia OpCo and the remaining proceeds it receives from us to fund expansion capital expenditures;

- the entry by the Partnership into a $500 million revolving credit facility, which is guaranteed by NiSource, HoldCo, CEG, OpCo GP and Columbia OpCo and under which no amounts will be drawn at the closing of this offering. Following HoldCo's receipt of a rating by Moody's and S&P, NiSource will be released from its guarantee of our credit facility;

- the entry by Columbia OpCo and its subsidiaries into an intercompany money pool agreement with NiSource Finance with $750 million of reserved borrowing capacity, under which no amounts will be drawn at the closing of this offering; and

- the entry by the Partnership and Columbia OpCo into an omnibus agreement and a service agreement with CEG and its affiliates.

The adjustments reflected in the unaudited pro forma combined financial statements are based on currently available information and certain estimates and assumptions. Therefore, actual results may differ from the pro forma adjustments. However, management believes that the estimates and assumptions used provide a reasonable basis for presenting the significant effects of the offering and the related transactions. Management also believes the pro forma adjustments give appropriate effect to the estimates and assumptions and are applied in conformity with accounting principles generally accepted in the United States of America. Refer to Note 2, "Pro Forma Adjustments and Assumptions," in the Notes to Unaudited Pro Forma Combined Financial Statements for additional information.

These accounting principles are consistent with those used in, and should be read together with, the Predecessor's historical combined financial statements and related notes, which are included elsewhere in this prospectus.

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[1] This transaction will not impact the equity of the consolidated partnership as this will be accounted for as an investment in a consolidated subsidiary by the Partnership and will be eliminated in consolidation.

	As of September 30, 2014				
	Predecessor Historical	Contributed/ Non-Contributed Asset Adjustments(a)	Predecessor Historical As Adjusted	Offering Related Adjustments	Pro Forma
			(in millions)		
LIABILITIES AND PARTNERS' NET EQUITY					
Current Liabilities					
Short-term borrowings—affiliated	$ 340.7	$ —	$ 340.7	$ (340.7)(f)	$ —
Accounts payable	58.3	(0.1)	58.2	—	58.2
Accounts payable—affiliated	43.4	5.5	48.9	(14.8)(f) 1.8(j)	35.9
Customer deposits	11.1	(0.2)	10.9	—	10.9
Taxes accrued	62.9	(0.2)	62.7	(2.6)(b)	60.1
Exchange gas payable	58.6	(1.5)	57.1	—	57.1
Deferred revenue	3.3	0.3	3.6	—	3.6
Regulatory liabilities	11.4	—	11.4	—	11.4
Legal and environmental	2.2	—	2.2	—	2.2
Accrued capital expenditures	74.6	—	74.6	—	74.6
Other accruals	63.9	(7.0)	56.9	—	56.9
Total Current Liabilities	730.4	(3.2)	727.2	(356.3)	370.9
Noncurrent Liabilities					
Long-term debt—affiliated	1,370.9	—	1,370.9	(859.3)(f)	511.6
Deferred income taxes	1,147.6	(6.6)	1,141.0	(1,139.8)(b)	1.2
Deferred revenue	20.9	—	20.9	—	20.9
Accrued liability for postretirement and postemployment benefits	28.8	(2.8)	26.0	—	26.0
Regulatory liabilities	289.0		289.0	(11.0)(b)	278.0
Asset retirement obligations	29.2	(0.4)	28.8	—	28.8
Other noncurrent liabilities	84.6	(1.0)	83.6	(0.2)(b)	83.4
Total Noncurrent Liabilities	2,971.0	(10.8)	2,960.2	(2,010.3)	949.9
Total Liabilities	3,701.4	(14.0)	3,687.4	(2,366.6)	1,320.8
Partners' Net Equity					
Net parent investment	4,122.3	(9.3)	4,113.0	1,127.9(b) 1,214.8(f) (6,455.7)(h)	—
Accumulated other comprehensive loss	(16.9)	(0.1)	(17.0)	—	(17.0)
Common unitholders—public (40,000,000 units issued and outstanding)	—	—	—	800.0(c) (45.0)(e)	755.0
Common unitholders—sponsor (8,251,748 units issued and outstanding)	—	—	—	84.3(h)	84.3
Subordinated unitholders—sponsor (48,251,748 units issued and outstanding)	—	—	—	492.8(h)	492.8
Non-controlling interest	—	—	—	5,878.6(i) (500.0)(d)	5,378.6
Total Partners' Net Equity	4,105.4	(9.4)	4,096.0	2,597.7	6,693.7
Total Liabilities and Partners' Net Equity	$7,806.8	$(23.4)	$7,783.4	$ 231.1	$8,014.5

The accompanying Notes to Unaudited Pro Forma Combined Financial Statements are an integral part of these statements.

(g)   Income attributable to non-controlling interests of $305.9 million for the nine months ended September 30, 2014 and $392.7 million for year ended December 31, 2013, which represents CEG's 85.4% limited partner interest in Columbia OpCo's net income.

	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
	(in millions)	
Pro forma predecessor net income	$358.2	$459.8
Non-controlling interest %	85.4%	85.4%
Pro forma non-controlling interest in net income	$305.9	$392.7

(h)   The elimination of the Predecessor's capital accounts of $6,455.7 million reflecting CEG's contribution to the Partnership of an approximate 8.6% limited partner interest in Columbia OpCo.

(i)   The elimination of the Predecessor's capital accounts of $6,455.7 million reflecting CEG's 91.4% limited partner interest in Columbia OpCo of $5,878.6 million.

(j)   Reflects the payment of origination fees by an affiliate of NiSource of $1.8 million and $1.5 million in commitment fees which are to be incurred in connection with our new revolving credit facility. The origination fees are expected to be amortized over the life of the facility at a rate of approximately $0.3 million per year. The amortization of the origination fees is $0.2 million for the nine months ended September 30, 2014 and $0.3 million for the year ended December 31, 2013.

◄

3.   Pro Forma Net Income per Unit

Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the provisions of the limited partnership agreement, to the common and subordinated unitholders by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, we assumed that (1) pro forma distributions were equal to pro forma earnings, (2) the number of units outstanding was 48,251,748 common and 48,251,748 subordinated, and (3) all units were assumed to have been outstanding since the beginning of the periods presented. During the year ended December 31, 2013 and nine months ended September 30, 2014, $0.70 per unit and $0.54 per unit, respectively, would have been distributed to all common and subordinated unitholders. Although the $0.70 and $0.54 reflect quarterly distributions in excess of the minimum quarterly distribution amount of $0.1625 per unit, they are below the first target distribution level of $0.186875 per unit. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the holder of the incentive distribution rights (the "IDR holder") is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the IDR holder than to the holders of common and subordinated units. The pro forma net income per unit calculations reflect the fact that no incentive distributions were made to the IDR holder.

comprising the Predecessor; therefore the net investment in the Predecessor is shown as Parent Net Equity in lieu of owner's equity in the Condensed Combined Financial Statements (unaudited).

On September 26, 2014, the NiSource board of directors approved in principle the spin-off of NiSource's natural gas pipeline and related businesses (which comprises substantially all of Columbia Pipeline Partners LP Predecessor) through a distribution to NiSource stockholders of all of the outstanding common stock of Columbia Pipeline Group, Inc. The spin-off is expected to take place in the second half of 2015, subject to satisfaction of various conditions.

Subsequent events have been evaluated through November 10, 2014, the date these financial statements were available to be issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in the financial statements.

B. Natural Gas and Oil Properties. The Predecessor includes the subsidiary CEVCO, which owns the mineral rights to over 450,000 acres in the Marcellus and Utica shale areas. CEVCO leases or contributes the mineral rights to producers in return for royalty interest. Royalties from mineral interests are recognized on an accrual basis when earned and realizable. Royalty revenue was $34.1 million and $14.2 million for the nine months ended September 30, 2014 and 2013, respectively. As part of a contribution to Hilcorp, CEVCO participates as a working interest partner in the development by a partnership of a broader acreage dedication. The working interest allows CEVCO to invest in the drilling operations of the partnership in addition to a royalty interest in well production. CEVCO uses the successful efforts method of accounting for natural gas and oil producing activities for their portion of drilling activities. Capitalized well costs are depleted based on the units of production method.

CEVCO's portion of unproved property investment is periodically evaluated for impairment. The majority of these costs generally relate to CEVCO's portion of the working interest with Hilcorp. The costs are capitalized and evaluated (at least quarterly) as to recoverability, based on changes brought about by economic factors and potential shifts in business strategy employed by management. Impairment of individually significant unproved property is assessed on a property-by-property basis considering a combination of time, geologic and engineering factors.

The following table reflects the changes in capitalized exploratory well costs for the nine months ended September 30, 2014 and 2013:

	2014	2013
	(in millions)	
Beginning Balance	$ 1.9	$ 3.0
Additions pending the determination of proved reserves	11.2	4.0
Reclassifications of proved properties	(0.5)	(4.0)
Ending Balance	$12.6	$ 3.0

As of September 30, 2014, there was $0.3 million of capitalized exploratory well costs that have been capitalized for more than one year relating to two projects initiated in the first nine months of 2013.

C. Supplemental Pro Forma Information. Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering, the Partnership intends to distribute approximately $500.0 million in cash to parent. This distribution will be paid with offering proceeds. The supplemental pro forma balance sheet as of September 30, 2014 gives pro forma effect to this assumed distribution as though it had been declared and was payable as of that date. The unaudited pro forma basic and diluted earnings per common unit for the nine months ended September 30, 2014 assumed 31,756,748 common units were outstanding in the period. The 31,756,748 common units consists of 8,251,748 units issued to CEG plus an additional 23,505,000 units, which is the number of common units we would have been required to issue to fund the $500.0 million distribution. For the nine months ended September 30, 2014, pro forma basic and diluted net income per common unit would have been $0.49.

Q. Supplemental Pro Forma Information (Unaudited). Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering, the Partnership intends to distribute approximately $500.0 million in cash to parent. This distribution will be paid with offering proceeds. The unaudited pro forma basic and diluted earnings per common unit for the year ended December 31, 2013 assumed 31,301,748 common units were outstanding in the period. The 31,301,748 common units consists of 8,251,748 units issued to CEG plus an additional 23,050,000 units, which is the number of common units we would have been required to issue to fund the $500.0 million distribution. For the year ended December 31, 2013, pro forma basic and diluted net income per common unit would have been $0.65.

2. Recent Accounting Pronouncements

In April 2014, the FASB issued ASU 2014-08, *Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity*. ASU 2014-08 changes the criteria for reporting a discontinued operation. Under the new pronouncement, a disposal of a part of an organization that represents a strategic shift that has or will have a major impact on its operations and financial results is a discontinued operation. The Predecessor is required to adopt ASU 2014-08 prospectively for all disposals or components of its business classified as held for sale during fiscal periods beginning after December 15, 2014. The Predecessor is currently evaluating what impact, if any, adoption of ASU 2014-08 will have on its Combined Financial Statements and Notes to Combined Financial Statements.

In May 2014, the FASB issued Accounting Standards Update 2014-09, *Revenue from Contracts with Customers* (Topic 606). ASU 2014-09 outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Predecessor is required to adopt ASU 2014-09 for periods beginning after December 15, 2016, including interim periods, and the standard is to be applied retrospectively. Early adoption is not permitted. The Predecessor is currently evaluating the impact the adoption of ASU 2014-09 will have on our Combined Financial Statements and Notes to Combined Financial Statements.

3. Transactions with Affiliates

In the normal course of business, the Predecessor engages in transactions with subsidiaries of NiSource. Transactions with affiliates are summarized in the tables below:

Statement of Operations.

	Year ended December 31,		
	2013	2012	2011
	(in millions)		
Transportation revenues	$94.3	$96.0	$96.8
Storage revenues	53.6	52.4	52.0
Other revenues	0.3	0.3	0.2
Operation and maintenance expense	118.1	105.6	98.3
Interest expense	37.9	29.5	29.8
Interest income	0.5	0.5	0.5